UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Optionable, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

684006109
(CUSIP Number)

February 26, 2009
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 684006109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Mark Nordlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,095,075 (see Item 4)
	6	SHARED VOTING POWER 0 (see Item 4)
	7	SOLE DISPOSITIVE POWER 4,095,075 (see Item 4)
	8	SHARED DISPOSITIVE POWER 0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,095,075 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8% (see Item 4)
12	TYPE OF REPORTING PERSON IN

ITEM 1.	(a)	Name of Issuer:

Optionable, Inc. (the “Issuer”)

	(b)	Address of Issuer's Principal Executive Offices:

95 Croton Avenue, Suite 32
Ossining, New York 10562

ITEM 2.	(a)	Name of Person Filing:

Mark Nordlicht (the “Reporting Person”)

	(b)	Address of Principal Business Office:

Carnegie Hall Tower
152 West 57th Street, 4th Floor
New York, NY 10019

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

	(e)	CUSIP Number:

684006109

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership

(a)	Amount Beneficially Owned

4,095,075*

* The Reporting Person was the beneficial owner of 16,440,150 shares of Common Stock at the time the Issuer first had a class of equity security registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.  As disclosed in Forms 4 previously filed by the Reporting Person, the Reporting Person made a charitable contribution of 1,250,000 shares of Common Stock on January 24, 2007 and sold 7,000,000 shares of Common Stock on April 10, 2007.  On February 26, 2009, the Reporting Person sold 4,095,075 shares of Common Stock to the Issuer.

(b)	Percent of Class

7.8%

(c)	Number of Shares to Which Such Person Has:

(i)	Sole Power to Vote or Direct the Vote: 4,095,075

(ii)	Shared Power to Vote or Direct the Vote: 0

(iii)	Sole Power to Dispose or Direct the Disposition of: 4,095,075

(iv)	Shared Power to Dispose or Direct the Disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

ITEM 7.	Identification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

ITEM 8.	Identification and Classification of Members of the Group Not applicable.

ITEM 9.	Notice of Dissolution of Group Not applicable.

ITEM 10.	Certification Not applicable.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 4, 2009

/s/ Mark Nordlicht
Mark Nordlicht